2006-1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period commencing October 18, 2005 through January 23, 2006

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of registrant as specified in its charter)
Royal Philips Electronics
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                 Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                 No ☑
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
A. Westerlaken
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam — The Netherlands

This report comprises copy of the report on the performance of the Philips Group as well as copies of the press releases entitled:
-	“Philips and Toppoly to form leading mobile display company”, dated November 10, 2005;

-	“Philips to merge its MDS business unit with Toppoly”, dated November 10, 2005;

-	“Philips opens global R&D center in Shanghai to develop ultra low cost mobiles”, dated November 11, 2005;

-	“Schering and Philips team up in new field of optical imaging for the prevention and treatment of breast cancer”, dated November 28, 2005;

-	“Philips and NEC to form joint venture in business communications”, dated November 28, 2005;

-	“Philips completes acquisition of Agilent’s stake in Lumileds”, dated November 29, 2005;

-	“Frits Philips passed away at the age of 100”, dated December 06, 2005

-	“Philips updates market on its Domestic Appliances and Personal Care (DAP) and its Lighting businesses”, dated December 07, 2005;

-	“Philips lowers its stake in LG.PHILIPS LCD”, dated December 14, 2005;

-	“Philips announces planned top management changes”, dated December 15, 2005;

-	“Philips to place its semiconductor business in a separate legal structure”, dated December 15, 2005;

-	“Philips writes off its book value for LG.Philips Displays”, dated December 21, 2005;

-	“Philips announces internal transfer of TSMC shares”, dated December 28, 2005;

-	“Philips transfers ownership of optical pick-up unit to Arima Devices”, dated January 9, 2006; and

-	“Philips to acquire personal emergency response company Lifeline Systems, Inc.”, dated January 19, 2006.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 23rd day of January 2006.
KONINKLIJKE PHILIPS ELECTRONICS N.V.
/s/ G.J. Kleisterlee
(President,
Chairman of the Board of Management)
/s/ P.J. Sivignon
(Chief Financial Officer,
Member of the Board of Management)

Report on the performance of the Philips Group
Philips Group
Medical Systems
Domestic Appliances and Personal Care
Consumer Electronics
Lighting
Semiconductors
Other Activities
Unallocated
Highlights full-year 2005
Other information
Consolidated statements of income
Consolidated balance sheets and additional ratios
Consolidated statements of cash flows
Consolidated statement of changes in stockholders’ equity
Product sectors
Product sectors and main countries
Pension costs
Consolidated statements of income in accordance with IFRS
Consolidated balance sheets and additional ratios in accordance with IFRS
Reconciliation from US GAAP to IFRS
Reconciliation of non-US GAAP performance measures
Philips quarterly statistics

Report on the performance of the Philips Group
Forward-looking statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items (including, but not limited to, cost savings), in particular the outlook paragraph in this report.
By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, changes in law, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in exchange and interest rates (in particular changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technological changes, political and military developments in countries where Philips operates, the risk of a downturn in the semiconductor market, Philips’ ability to secure short-term profitability and invest in long-term growth in Lighting and product R&D in Medical Systems, and industry consolidation.
Statements regarding market share, including as to Philips’ competitive position, contained in this document are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.
Use of non-US GAAP information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s). A discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document.
-	all amounts in millions of euros unless otherwise stated; data included are unaudited

-	financial reporting according to US GAAP unless otherwise stated

-	includes restatement of brand campaign to Unallocated

-	includes reclassification of MDS to discontinued operations
Philips reports full-year net income of EUR 2,868 million
Fourth-quarter net income of EUR 332 million
Full-year net income increased to EUR 2,868 million (EUR 2.29 per share), compared to the EUR 2,836 million (EUR 2.22 per share) reported for 2004. In-the-quarter net income amounted to EUR 332 million (EUR 0.28 per share), compared to net income of EUR 498 million (EUR 0.39 per share) in the corresponding period of 2004, mainly driven by incidental results from unconsolidated companies and the advancement of a tax charge related to TSMC.
Full-year sales reached EUR 30,395 million, representing 4% comparable growth compared to 2004 sales of EUR 29,346 million, excluding sales of Mobile Display Systems, which has been treated as a discontinued operation in both 2004 (EUR 973 million) and 2005 (EUR 653 million). Fourth-quarter sales increased to EUR 9,518 million, 6% above Q4 2004. Adjusted for the upward effect of currency movements and consolidation changes, comparable sales increased by 4%. All five operating divisions contributed to the comparable sales growth, led by Medical Systems, Semiconductors and Consumer Electronics.
Income from operations for full-year 2005 amounted to EUR 1,779 million, a EUR 193 million increase compared with 2004. In Q4 2005, income from operations amounted to EUR 971 million, compared to EUR 15 million in the same period of 2004. Q4 2004 included a non-cash impairment charge of EUR 576 million for MedQuist. Q4 2005 showed significant improvement in income from operations at Semiconductors and benefited from a EUR 187 million release of a provision for post-retirement medical benefits, partly offset by charges of EUR 46 million relating to certain billing issues at MedQuist.
In the quarter, financial income and expenses resulted in income of EUR 23 million, compared to income of EUR 417 million in Q4 2004, which included a EUR 440 million gain on the sale of shares in Vivendi Universal and ASML.

Income from unconsolidated companies decreased from EUR 198 million in Q4 2004 to a loss of EUR 70 million, mainly due to charges of EUR 458 million related to LG.Philips Displays.
Cash flow from operating activities of EUR 1,889 million was slightly higher than in Q4 2004. Net inventories as a percentage of sales increased compared to Q4 2004, largely due to currency effects.
Gerard Kleisterlee,
Philips’ President and CEO:
“On the back of a strong product line-up, we accelerated growth and increased profitability. We also executed our management agenda for the year, making Philips a more focused group, able to deliver a consistent performance while continuing its transformation into a market-driven healthcare, lifestyle and technology company.
With a clear view to creating shareholder value during 2005 we took measured steps, balancing investment in growth with returning capital to shareholders. We initiated two share repurchase programs alongside two acquisitions aimed at giving us a solid footing in the key emerging growth markets of healthcare IT and solid-state lighting. We also put in place the right fundamentals to create a more competitive Semiconductors business with our decision to create a separate legal structure. We gained some good momentum this year, and are confident of meeting our targets.”

Philips Group
Highlights in the quarter
Net income
in millions of euros unless otherwise stated

	Q4	Q4
	2004	2005

Sales	8,948	9,518

Income from operations	15	971
as a % of sales	0.2	10.2
Financial income and expenses	417	23
Income taxes	(128)	(531)
Results unconsolidated companies	198	(70)
Minority interests	(3)	(4)

Income from continuing operations	499	389
Discontinued operations	(1)	(57)

Net income	498	332
Per common share — basic	0.39	0.28
Net income
•	Net income totaled EUR 332 million, compared with EUR 498 million in Q4 2004. A strong increase in income from operations was offset by lower results from unconsolidated companies (including a EUR 458 million charge for LG.Philips Displays) and higher income taxes, due to the advancement of a tax charge of EUR 240 million in connection with the intra-group transfer of TSMC shares.
Sales by sector
in millions of euros unless otherwise stated

	Q4	Q4	% change
	2004	2005	nominal	comparable

Medical Systems	1,790	2,029	13	8
DAP	745	787	6	3
CE	3,340	3,469	4	6
Lighting	1,265	1,346	6	1
Semiconductors	1,123	1,327	18	9
Other Activities	685	560	(18)	(16)

Philips Group	8,948	9,518	6	4

Sales by sector
•	Nominal sales for the Group increased 6% compared to Q4 2004. Adjusted for the upward effect of currency movements and consolidation changes, comparable sales increased 4%.

•	Medical Systems’ 8% comparable growth was driven by double-digit growth in Computed Tomography, Ultrasound, Nuclear Medicine, Cardiac & Monitoring Systems and X-ray.

•	Within DAP, growth was driven by Shaving & Beauty (new SmartTouch shavers) and Food & Beverage (PerfectDraft and Senseo). Oral Healthcare sales declined.

•	Consumer Electronics’ 6% comparable growth was fueled by Connected Displays, particularly Flat Displays.

•	Comparable sales at Lighting grew 1%, mainly driven by the Automotive, Special Lighting & UHP business. Lamps’ sales remained flat. The consolidation of Lumileds at the end of November added 1% to nominal growth.

•	All product groups of Semiconductors contributed to the 9% comparable sales increase, led by Mobile & Personal.

•	The decline in Other Activities’ sales was mainly due to Corporate Investments, partly as a consequence of divestments (downward effect 23%).
Sales per region
in millions of euros unless otherwise stated

	Q4	Q4	% change
	2004	2005	nominal	comparable

Europe/Africa	4,251	4,141	(3)	(1)
North America	2,111	2,382	13	9
Latin America	461	598	30	9
Asia Pacific	2,125	2,397	13	8

Philips Group	8,948	9,518	6	4

Sales per region
•	All regions except Europe showed strong comparable sales growth, led by Latin America, where all five operating divisions increased sales. The decline in sales in Europe was due to Other Activities and Semiconductors. In North America, comparable sales were up 9%, driven largely by Consumer Electronics. All divisions in Asia Pacific reported an increase in comparable sales, with double-digit growth at Medical Systems, Lighting and Semiconductors.

•	Comparable sales growth in Brazil, Russia, India and China (the BRIC countries) was extremely strong at 23% in the quarter.
Income (loss) from operations by sector
in millions of euros unless otherwise stated

	Q4	Q4
	2004	2005

Medical Systems	(353)	267
DAP	156	167
CE	270	234
Lighting	151	157
Semiconductors	48	176
Other Activities	(89)	24
Unallocated	(168)	(54)

Philips Group	15	971
as a % of sales	0.2	10.2

Income from operations
•	Income from operations improved by EUR 956 million compared to Q4 2004, mainly due to that quarter’s EUR 576 million MedQuist impairment and EUR 133 million Volumetrics settlement. Q4 2005 benefited from the release of a EUR 187 million provision for post-retirement medical benefits, which was triggered by a change in Dutch law. This was partly offset by a EUR 46 million charge related to certain billing issues at MedQuist.

•	Income from operations at Medical Systems (excluding MedQuist and Q4 2004’s Volumetrics settlement) declined EUR 26 million due to a regional shift in sales and the impact of Stentor acquisition charges and related revenue delays.

•	DAP’s income from operations improved EUR 11 million, driven mainly by increased sales.

•	Excluding Optical Licenses, CE’s income from operations improved by EUR 117 million due to lower restructuring charges, better operational performance and the business renewal program. Optical Licenses’ income was EUR 153 million below the level of Q4 2004 due to lower past-use settlements.

•	Lighting’s profitability, excluding impairment and restructuring charges, declined due to lower gross margins (related to weaker demand for UHP products) and higher expenditure on innovation.
•	At Semiconductors, profitability improved considerably due to higher sales, improved gross margins, better utilization and benefits of the business renewal program.
•	Other Activities improved on the back of EUR 76 million income from operations from Real Estate and a EUR 42 million gain on the sale of the Philips Pension Competence Center.
•	Income from operations in the sector Unallocated improved by EUR 114 million, largely due to a gain of EUR 116 million, part of a total EUR 187 million release of a provision relating to post-retirement medical benefits.

Financial income and expenses
in millions of euros

	Q4	Q4
	2004	2005

Interest expenses (net)	(62)	(42)

Income from non-current financial assets	2	1

Gain on sale of shares ASML/Vivendi	440	—

Other	37	64

Total	417	23

     Financial income and expenses
•	Financial income and expenses resulted in income of EUR 23 million. The increase in the fair value of the option on the TPV convertible bond was EUR 53 million, while net interest expense decreased EUR 20 million due to the lower net debt.

•	In Q4 2004, financial income and expenses included a gain of EUR 440 million on the sale of shares in Vivendi Universal and ASML, as well as an amount of EUR 46 million for interest on prior-year tax settlements.
Results unconsolidated companies
in millions of euros

	Q4	Q4
	2004	2005

LG.Philips LCD: Operational	14	101
Sale of shares	—	211

LG.Philips Displays: Operational	25	(5)
Restructuring	(30)	(3)
Impairment	(84)	(416)
Guarantee	—	(42)
Others	273	84

Total	198	(70)

     Results relating to unconsolidated companies
•	Results relating to unconsolidated companies were EUR 268 million lower than in Q4 2004, due to charges relating to LG.Philips Displays: EUR 416 million impairment and EUR 42 million for liabilities arising under the guarantee provided to LG.Philips Displays’ banks. A further reduction in the shareholding in LG.Philips LCD resulted in a EUR 211 million non-taxable gain. Q4 2004 results included a non-taxable gain of EUR 151 million on the sale of shares in Atos Origin.

Cash balance
in millions of euros

	Q4	Q4
	2004	2005

Beginning balance	1,610	4,344

Net cash from operating activities	1,882	1,889
Gross capital expenditures	(397)	(320)
Acquisitions/divestments	526	(210)
Other cash from investing activities	936	124
Changes in debt/other	(259)	(548)
Cash provided by discontinued operations	51	14

Ending balance	4,349	5,293

     Cash balance
•	The EUR 949 million increase in the cash balance during the quarter was driven by a strong operational cash flow.

•	The cash inflow from the sale of shares in LG.Philips LCD (EUR 615 million) was more than offset by the cash outflow for the acquisition of Lumileds (EUR 788 million).

•	In Q4 2004, cash from investing activities included proceeds of EUR 552 million from the sale of shares in Atos Origin and of EUR 883 million for ASML and Vivendi Universal.

•	The share repurchase program and other treasury stock transactions led to a cash outflow of EUR 725 million.
     Cash flows from operating activities
•	Cash flows from operating activities were on par with Q4 2004, again driven by a decrease in working capital.

•	At a business level, improvement was visible across most divisions. Consumer Electronics, while the largest contributor in the quarter, reported lower cash flow due to a reduction in (past-use) Optical License income.
     Gross capital expenditures
•	Gross capital expenditures amounted to EUR 320 million, compared to EUR 397 million in Q4 2004. The EUR 77 million decrease was visible across all divisions.

     Inventories
•	Inventories as a percentage of sales amounted to 11.4%, compared to 10.7% in Q4 2004, largely due to currency effects.

•	The consolidation of Lumileds added 0.1% of sales to the 2005 inventory level.
     Net debt and group equity
•	Mainly as a result of the increase in the cash balance during the quarter, net debt decreased by EUR 806 million.

•	Group equity increased EUR 133 million. The positive impact of net income and currency translation differences more than offset the equity decrease due to the share repurchase program.
     Employment
•	During Q4, the number of employees decreased by 1,870 despite the consolidation of Lumileds, which added 1,743 employees.

•	Compared to Q4 2004, the number of employees declined by 2,360. Decreases at Consumer Electronics and Other Activities (mainly due to ongoing divestments) more than offset higher employee numbers at Lighting (Lumileds consolidation). Semiconductors and DAP also posted an increase.

Medical Systems
Medical Systems: key data
in millions of euros unless otherwise stated

	Q4	Q4
	2004	2005

Sales	1,790	2,029
Sales growth
% nominal	(1)	13
% comparable	4	8

Income (loss) from operations	(353)	267
as a % of sales	(19.7)	13.2

Net operating capital (NOC)	2,862	3,400

Number of employees (FTEs)	30,790	30,978
Business highlights
•	Schering and Philips formed a strategic alliance to develop contrast agents and medical equipment for the emerging optical imaging market. Optical imaging has the potential to offer a more precise, patient-friendly way to screen and manage breast cancer.
•	Philips negotiated a EUR 173 million, 15-year contract to manage equipment and services with a major public healthcare provider in the United Kingdom.
•	In the 2005 IMV ServiceTrak survey, customers ranked Philips No. 1 in service in patient monitoring for the 7th year in a row, and No. 1 for service and manufacturer performance in Ultrasound All Systems for the 13th successive year.
•	Philips iSite® was ranked the No. 1 picture archiving and communication system (PACS) vendor for acute care facilities with more than 200 beds in the USA (2005 KLAS PACS Report).
Financial performance
•	Order intake for equipment remained very strong, with double-digit growth compared to Q4 2004 on a currency-comparable basis. Excluding the 15-year contract mentioned above, the comparable growth in order intake was 15%, driven by all businesses. Order intake for the new iSite® PACS from Stentor more than doubled.
•	Sales were strong compared to Q4 2004, showing comparable growth of 8%. This was driven by double-digit growth in Computed Tomography, Nuclear Medicine, Cardiac & Monitoring Systems, Ultrasound and X-ray. From a geographic perspective, sales were particularly strong in Latin America and Asia Pacific.
•	Income from operations included a loss of EUR 66 million for MedQuist, of which EUR 46 million was due to (expected) customer accommodation payments related to the billing issue. The Q4 2004 result included a EUR 576 million impairment charge for MedQuist and a EUR 133 million net settlement payment to Volumetrics.

•	After adjusting for the above MedQuist and Volumetrics charges, income from operations decreased by EUR 26 million compared to Q4 2004. Additional sales-driven income was more than offset by a lower margin percentage, mainly attributable to the following:
(a)	Rapid revenue growth in Asia Pacific, Latin America and other emerging markets, as well as a change in sales mix between equipment and service, negatively affected profitability.

(b)	To continue the double-digit order growth, R&D investment was increased compared to Q4 2004, specifically in the areas of molecular medicine and new sensor technologies.

(c)	The Stentor acquisition charges and related revenue delays had a negative impact of approximately EUR 10 million.
Looking ahead
•	Based on its strong order intake and high demand for its iSite® IT solution, the division is well positioned for further growth.
•	Increased focus on operational effectiveness will bring the division back on track to expand margins.

Domestic Appliances and Personal Care

DAP: key data
in millions of euros unless otherwise stated
	Q4	Q4
	2004	2005

Sales	745	787
Sales growth
% nominal	(1)	6
% comparable	2	3

Income from operations	156	167
as a % of sales	20.9	21.2

Net operating capital (NOC)	393	370

Number of employees (FTEs)	8,205	8,203
Business highlights
•	The Shavers business unit entered into a partnership with the Williams Formula 1 team to become its Male Shaving partner in 2006.

•	Germany’s leading consumer report magazine, Stiftung Warentest, ranked Philips’ SmartTouch-XL the “best shaver on the market” and the Coolskin the “most gentle on skin”.
Financial performance
•	Comparable sales increased 3% compared to Q4 2004, driven by Shaving & Beauty (new SmartTouch/Speed-XL shavers) and Food & Beverage (PerfectDraft and Senseo). Home Environment Care sales grew, while Oral Healthcare sales declined.

•	On a regional basis, sales showed double-digit growth in Asia, Eastern Europe and Latin America.

•	Income from operations increased EUR 11 million compared to Q4 2004, driven by higher sales.

•	For the full year, comparable sales growth reached 6%, delivering profitability of 16.3%, just above DAP’s annual target.

•	Cash flow before financing activities increased due to improvements in working capital.
Looking ahead
•	The focus will be on maintaining the 15 — 16% operating margin and achieving 7% comparable sales growth by bringing innovative products to the market.

•	DAP will continue to invest in the start-up of its Consumer Health & Wellness business.

Consumer Electronics

Consumer Electronics: key data
in millions of euros unless otherwise stated
	Q4	Q4
	2004	2005

Sales	3,340	3,469
Sales growth
% nominal	9	4
% comparable	11	6

IFO excl. Optical Licenses	53	170
IFO Optical Licenses	217	64

Total income from operations	270	234
as a % of sales	8.1	6.7

Net operating capital (NOC)	(161)	(296)

Number of employees (FTEs)	16,993	15,537
Business highlights
•	Philips announced partnerships with BT in the United Kingdom, Canal+ in France and UPC in the Netherlands to boost the take-up of high-definition television in Europe.

•	On the heels of the Ambilight 2 being named ‘Product of the Year’ by the US magazine Electronic House, Philips unveiled the Ambilight Full Surround Flat TV at the 2006 Consumer Electronics Show (CES) in Las Vegas.

•	At CES, Philips announced that it has teamed up with Microsoft to introduce a new voice-over-internet-protocol (VOIP) phone.
Financial performance
•	Sales at Consumer Electronics (excluding Optical Licenses) outperformed Q4 2004 by 11% on a comparable basis, strongly driven by Connected Displays (particularly Flat Displays). From a geographic perspective, all regions posted growth, particularly North America and Latin America.

•	Excluding Optical Licenses, income improved by EUR 117 million, driven by all businesses. The improvement was due to better operational performance, lower restructuring charges and ongoing benefits of the business renewal program. Restructuring charges totaled EUR 18 million, EUR 61 million lower than in Q4 2004.

•	Optical Licenses’ income from operations amounted to EUR 64 million (including EUR 19 million past-use license income). Income in Q4 2004 was driven by past-use settlements totaling EUR 141 million.

•	Net operating capital reached a record low, driven by the asset-light and outsourcing strategy.
Looking ahead
•	By year-end 2005, run-rate savings from CE’s business renewal program amounted to EUR 450 million. Further savings will be realized in 2006.

•	CE is on track to maintain profitability within its targeted bandwidth of 4 — 4.5% in 2006. In 2005, the profitability of CE (excluding restructuring and the gain on the TPV deal) was 4.2%.

Lighting

Lighting: key data
in millions of euros unless otherwise stated
	Q4	Q4
	2004	2005

Sales	1,265	1,346
Sales growth
% nominal	2	6
% comparable	6	1

Income from operations	151	157
as a % of sales	11.9	11.7

Net operating capital (NOC)	1,493	2,491

Number of employees (FTEs)	44,004	45,649
Business highlights
•	In November, Philips completed the acquisition of Agilent’s stake in Lumileds — an industry leader in the fast-growing high-power LED market.

•	At the Consumer Electronics Show in Las Vegas, Philips showcased its ClearLCD TV, which features the award-winning Aptura LCD backlighting technology. Shipments of ClearLCD will begin in Q1 2006.

•	Toyota chose Philips as its preferred lighting solutions supplier for 300 European showrooms that are being restyled for its Lexus range.
Financial performance
•	Including the 1% positive effect of the consolidation of Lumileds, sales increased 6% compared to Q4 2004, driven by all businesses.

•	Discounting a 4% favorable currency effect, comparable sales increased 1%. Lamps’ sales remained flat compared to Q4 2004. The lower number of working days compared to Q4 2004 negatively affected sales.

•	Profitability — adjusted for impairment and restructuring charges — decreased due to lower gross margin (resulting from weak demand for UHP applications), higher expenditure on innovation, and purchase-accounting charges related to the consolidation of Lumileds.

•	The consolidation of Lumileds increased net operating capital by EUR 884 million, EUR 33 million of which was inventory. Excluding the latter, inventories decreased EUR 29 million in the quarter.
Looking ahead
•	The current higher level of R&D spending will be maintained, primarily in LCD backlighting, with product deliveries beginning to ramp up in Q1 2006.

•	The division will further drive profitable growth through its consolidation of Lumileds. In 2006, the consolidation of Lumileds will have a negative impact of approximately EUR 44 million due to purchase-accounting-related amortizations.

Semiconductors

Semiconductors: key data
in millions of euros unless otherwise stated
	Q4	Q4
	2004	2005

Sales	1,123	1,327
Sales growth
% nominal	(2)	18
% comparable	0	9

Income from operations	48	176
as a % of sales	4.3	13.3

Net operating capital (NOC)	2,520	2,363

Number of employees (FTEs)	32,580	35,637
Business highlights
•	Philips announced it will set up a separate legal structure for Semiconductors to pursue strategic options to strengthen its long-term performance.

•	Philips introduced its first TV-on-Mobile chipset for the US market based on the industry DVB-H standard, which enables consumers to receive live broadcast TV on their cell phones.

•	The division introduced the first FlexRay integrated controller for in-vehicle networking systems for advanced chassis applications. FlexRay will enter the market in 2006 high-end European vehicles.

•	Philips’ secure contactless smart cards were selected for New Zealand’s new electronic passports, bringing Philips’ e-passport wins to 75% of total worldwide projects.

•	Semiconductors launched a Universal Mobile Access Nexperia solution allowing US consumers to switch seamlessly between WiFi/Voice-over-IP and GSM networks.
Financial performance
•	Sales increased by 18% on a nominal basis and 9% on a comparable basis. Growth was visible in all segments, led by Mobile & Personal. Sequentially, sales grew by 8% in US dollar terms.

•	Reflecting seasonality, the book-to-bill ratio declined from 1.09 at the end of Q3 to 0.96 at the end of Q4.

•	The utilization rate improved to 83%, compared with 81% in both Q3 2005 and Q4 2004.

•	Income from operations was EUR 176 million, thanks to higher sales and better utilization, supported by the ongoing business renewal program. It also included an amount of EUR 17 million due to the release of a provision for post-retirement medical benefits.

•	Net operating capital decreased to EUR 2,363 million due to lower fixed assets and stable working capital, despite the higher sales level.
Looking ahead
•	A high-single-digit sequential sales decline in US dollar terms is expected in Q1 2006 due to seasonality.

•	The division will continue the implementation of its business renewal plan.

•	Semiconductors will incur certain costs related to the set-up of a separate legal structure for the division.

Other Activities

Other Activities: key data
in millions of euros unless otherwise stated
	Q4	Q4
	2004	2005

Sales	685	560
Sales growth
% nominal	3	(18)
% comparable	19	(16)

IFO Corporate Technologies	(92)	(45)
IFO Corp. Investments and others	3	69

Income (loss) from operations	(89)	24
as a % of sales	(13.0)	4.3

Net operating capital (NOC)	117	272

Number of employees (FTEs)	23,869	19,050
Business highlights
•	For the third consecutive year, the World Intellectual Property Organization ranked Philips No. 1 in terms of patent filings.

•	The Industrie Forum Design Hannover — one of Europe’s most renowned design centers — awarded iF design awards to 19 Philips products out of 1800 entries from 30 countries in the 2006 competition.

•	InterTrust — the Digital Rights Management (DRM) company in which Philips has a stake — entered into a long-term licensing agreement with Vodafone that is expected to speed up adoption of DRM in the mobile market.
Financial performance Corporate Technologies
•	The ongoing expenses for Corporate Technologies included investments in technology incubators in line with the Company’s overall innovation program.

•	In Q4 2004, income from operations was impacted by closure of the LCoS activity, which resulted in a total loss of EUR 34 million.
Financial performance Corp. Investments/others
•	Corporate Investments posted a loss from operations of EUR 13 million, compared to a profit of EUR 18 million in Q4 2004. Operational issues at several businesses, now largely resolved, coupled with restructuring and impairment charges of EUR 13 million, account for this deterioration.

•	Operational issues at Optical Storage contributed to a sales decline of 10% compared to Q4 2004. This resulted in a EUR 17 million deterioration in income from operations compared to Q4 2004.

•	Income from operations from Real Estate amounted to EUR 76 million compared to a loss of EUR 8 million in Q4 2004.

•	The sale of the Philips Pension Competence Center (announced in Q2 2005) resulted in a gain of EUR 42 million in Q4 2005.

•	Income from operations for Other Activities as a whole included an amount of EUR 21 million due to the release of a provision for post-retirement medical benefits.
Looking ahead
•	Further execution of the divestment program is expected in 2006.

Unallocated

Unallocated: key data
in millions of euros unless otherwise stated
	Q4	Q4
	2004	2005

Corporate and regional overheads	(93)	(92)

Global brand campaign	(47)	(54)

Pensions/postretirement benefit costs	(28)	92

Income (loss) from operations	(168)	(54)

Number of employees (FTEs)	2,609	2,392
Business highlights
•	Using an online supplier management tool called eSourcing, Philips further improved its sourcing processes in Q4 by more than tripling its volume of online purchasing compared with Q3 2005. Through eSourcing, Philips can open up an online bidding process to suppliers for specific projects.

•	As an official sponsor of the 2006 FIFA World Cup™, Philips marked the occasion of the Official Final Draw in December with celebratory activities in Paris, Amsterdam, Hamburg, Leipzig and São Paulo.

•	The Dutch Association of Investors in Sustainable Development (VBDO) named Philips’ Sustainability Report 2004 “best in class” among Dutch large-cap companies.
Financial performance
•	Corporate and regional overhead costs were slightly below the level of Q4 2004.

•	Spending on the brand campaign was in line with expectations. The full-year spend was EUR 138 million.

•	Pension costs included EUR 116 million from a total provision release of EUR 187 million. The latter was triggered by a change in Dutch law relating to the treatment of medical insurance costs.
Looking ahead
•	Spending on the brand campaign will be at a similar level, and will follow a similar seasonal pattern, to 2005.

•	In 2006, pension costs for the Philips Group are expected to be approximately EUR 220 million, of which approximately EUR 80 million will be in the sector Unallocated.

Highlights full-year 2005
The year 2005
•	Sales in 2005 amounted to EUR 30,395 million, up 4% compared with 2004 on both a nominal and a comparable basis. The growth was mainly driven by Medical Systems and DAP.

•	Income from operations amounted to EUR 1,779 million in 2005, compared with EUR 1,586 million in 2004.

•	Net income amounted to EUR 2,868 million, including EUR 1,778 million from the sale of financial holdings (TSMC, LG.Philips LCD, NAVTEQ, Atos Origin, Great Nordic).

•	Positive cash flow from operating activities of EUR 2.1 billion; negative net debt (positive net cash) at year-end.

Net income
in millions of euros
	2003	2004	2005

Sales	27,937	29,346	30,395
Income from operations	502	1,586	1,779
as a % of sales	1.8	5.4	5.9
Financial income and expenses	(244)	216	108
Income taxes	15	(358)	(586)
Results unconsolidated companies	506	1,422	1,681
Minority interests	(56)	(51)	(31)

Income from continuing operations	723	2,815	2,951
Discontinued operations	(14)	21	(83)
Cumulative effect of change in accounting principles, net of tax	(14)	—	—

Net income	695	2,836	2,868
Per common share — basic	0.54	2.22	2.29
Management summary
2005 was a good year for the Philips Group. Business picked up, particularly in the second half of the year, to deliver solid comparable sales growth of 4%. All five operating divisions except Semiconductors delivered comparable growth, led by Medical Systems with 7%. Emerging markets contributed with 16% comparable sales growth.
Income from operations increased by EUR 193 million, driven by improved income from operations at DAP and CE and a gain of EUR 187 million resulting from the release of a provision for post-retirement benefits, partly offset by charges of EUR 46 million relating to certain billing issues at MedQuist. Net income included gains on the sale of stakes in non-strategic companies. Impairment and guarantee liabilities for LG.Philips Displays led to a charge of EUR 458 million.
Cash flows from operating activities were again strong at EUR 2,090 million. The Company spent over EUR 1.1 billion on acquisitions and initiated two share repurchase programs totaling EUR 2 billion.
Medical Systems benefited from increased R&D investments in innovation, further growth in the medical market and the successful acquisition of Stentor. DAP posted a strong performance resulting from the introduction of innovative new products.
The performance of Consumer Electronics improved significantly, driven by increased consumer confidence, further benefits from the business renewal program and progress in its asset-light strategy, including completion of the TPV deal.
The lighting market continued its recovery in 2005. Mature markets like lamps and luminaires benefited from strong growth in Europe and Asia. Philips Lighting consolidated Lumileds, a key player in the high-growth LED lighting market.
Impacted early in 2005 by a less buoyant technology sector, Semiconductors nevertheless ended the year strongly, supported by its business renewal program. The Company announced that it will create a separate legal structure for Semiconductors to allow the pursuit of options to further strengthen the long-term performance of this business.
Further investments were made in the global Philips brand campaign and innovation.

Other information
Other information
On December 21, 2005, Philips announced the write-off of the book value of LG.Philips Displays due to the increased pressure from flat displays on demand and prices for cathode-ray tubes (CRTs). The write-off of the remaining book value at the end of November amounted to EUR 126 million for the investment and EUR 290 million for the accumulated negative difference in currency translation related to the investment. The impairment charges totaled EUR 416 million and were of a non-cash nature. In addition, Philips took a cash charge of EUR 42 million under the guarantee provided to LG.Philips Displays’ banks. All amounts above were reported under results relating to unconsolidated companies in December. Future results of LG.Philips Displays will not negatively impact Philips’ equity, as Philips will not inject further capital into LG.Philips Displays. Philips will continue to be a key customer of LG.Philips Displays for its CRT requirements.
On January 19, 2006, Philips announced that it has signed an agreement to acquire Lifeline Systems for USD 750 million. Lifeline Systems is a leading provider of personal response services and emergency call systems in the USA and Canada.
In response to recent regulatory changes in the United Kingdom, Philips has decided to eliminate the current funding deficit of its UK defined-benefit pension plan through an additional contribution of approximately GBP 400 million in the first quarter of 2006. The impact on earnings will be minimal.

Proposed dividend to shareholders
In line with the revised dividend distribution policy, a proposal will be submitted to the General Meeting of Shareholders to declare a dividend of EUR 0.44 per common share (approximately EUR 529 million), an increase for the second consecutive year. In 2005 a dividend of EUR 0.40 per common share was paid (EUR 504 million).
Outlook
Growing the Company’s top and bottom line and creating shareholder value have been the highest priorities of the Board in recent years. In 2006 we expect all divisions will continue to show growth, driven by both innovation and increased focus on emerging markets. Selected acquisitions will complement this organic growth, especially at Medical Systems and Consumer Health & Wellness. We will complete the set-up of a separate legal structure for our Semiconductors activities to allow the pursuit of strategic options to further strengthen the long-term performance of this business.
We will continue our drive to simplify Philips, lower our cost structure and improve our operational excellence. Our ongoing R&D and extended incubator program promise a strong innovation pipeline which — together with our marketing investments — will help us meet our targeted 7% — 10% annual IFO margin from the end of 2006 and to continue to achieve an average annual sales growth of 5-6%, with returns in excess of our cost of capital.
Overall, our financial position remains excellent, offering significant strategic flexibility.
Amsterdam, January 23, 2006
Board of Management

Consolidated statements of income
all amounts in millions of euros unless otherwise stated
restated for the intended sale of the MDS business

	4th quarter		January to December
	2004	2005	2004	2005
Sales	8,948	9,518	29,346	30,395
Cost of sales	(5,970)	(6,476)	(19,485)	(20,577)

Gross margin	2,978	3,042	9,861	9,818

Selling expenses	(1,362)	(1,383)	(4,549)	(4,751)
General and administrative expenses	(321)	(253)	(1,326)	(1,182)
Research and development expenses	(633)	(662)	(2,514)	(2,553)
Write-off of acquired in-process R&D	—	(6)	—	(6)
Impairment of goodwill	(578)	—	(596)	—
Other business income (expense)	(69)	233	710	453

Income from operations	15	971	1,586	1,779

Financial income and expenses	417	23	216	108

Income before taxes	432	994	1,802	1,887

Income tax expense	(128)	(531)	(358)	(586)

Income after taxes	304	463	1,444	1,301

Results relating to unconsolidated companies, including a year-to-date net dilution gain of EUR 165 million (2004: EUR 254 million)	198	(70)	1,422	1,681

Minority interests	(3)	(4)	(51)	(31)

Income from continuing operations	499	389	2,815	2,951

Discontinued operations	(1)	(57)	21	(83)

Net income	498	332	2,836	2,868

Income from operations as a % of sales	0.2	10.2	5.4	5.9

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands):
• basic			1,280,251	1,249,956
• diluted			1,283,716	1,253,330

Net income per common share in euros:
• basic	0.39	0.28	2.22	2.29
• diluted	0.39	0.28	2.21	2.29

Consolidated balance sheets and additional ratios
all amounts in millions of euros unless otherwise stated
restated for the intended sale of the MDS business

	December	December
	31, 2004	31, 2005

Current assets:
Cash and cash equivalents	4,349	5,293
Receivables	4,412	5,155
Assets of discontinued operations	337	241
Inventories	3,140	3,480
Other current assets	1,213	937

Total current assets	13,451	15,106

Non-current assets:
Investments in unconsolidated companies	5,670	5,698
Other non-current financial assets	876	673
Non-current receivables	227	213
Other non-current assets	2,823	3,231
Property, plant and equipment	4,871	4,893
Intangible assets excluding goodwill	987	1,299
Goodwill	1,818	2,748

Total assets	30,723	33,861

Current liabilities:
Accounts and notes payable	3,346	3,856
Liabilities of discontinued operations	188	143
Accrued liabilities	3,282	3,632
Short-term provisions	781	869
Other current liabilities	618	708
Short-term debt	961	1,167

Total current liabilities	9,176	10,375

Non-current liabilities:
Long-term debt	3,552	3,320
Long-term provisions	2,116	2,056
Other non-current liabilities	736	1,112

Total liabilities	15,580	16,863

Minority interests	283	332
Stockholders’ equity	14,860	16,666

Total liabilities and equity	30,723	33,861

Number of common shares outstanding (after deduction of treasury stock) at the end of period (in thousands)	1,281,527	1,201,358

Ratios

Stockholders’ equity per common share in euros	11.60	13.87

Inventories as a % of sales	10.7	11.4

Net debt : group equity	1:99	(5):105

Net operating capital	7,043	8,043

Employees at end of period of which discontinued operations 2,536 end 2004 and 1,780 end 2005	161,586	159,226

Consolidated statements of cash flows *
all amounts in millions of euros
restated for the intended sale of the MDS business

	4th quarter		January to December
	2004	2005	2004	2005
Cash flows from operating activities:
Income from continuing operations	499	389	2,815	2,951
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation and amortization	1,078	413	2,260	1,508
Impairment of equity investments	4	427	8	427
Net gain on sale of assets	(623)	(382)	(1,328)	(2,118)
Unconsolidated companies (net of dividends received)	(36)	(143)	(1,178)	(251)
Minority interests (net of dividends paid)	—	4	35	15
(Increase) decrease in working capital/other current assets	1,340	1,189	334	(115)
(Increase) decrease in non-current receivables/other assets	(470)	83	(435)	(250)
Increase (decrease) in provisions	61	(111)	49	(127)
Other items	29	20	63	50

Net cash provided by operating activities	1,882	1,889	2,623	2,090

Cash flows from investing activities:
Purchase of intangible assets	(47)	(31)	(103)	(92)
Capital expenditures on property, plant and equipment	(397)	(320)	(1,273)	(997)
Proceeds from disposals of property, plant and equipment	64	172	191	270
Cash from (to) derivatives	32	(12)	125	(46)
Proceeds from sale (purchase) of other non-current financial assets	887	(5)	893	612
Proceeds from sale (purchase) of businesses	526	(210)	835	1,551

Net cash provided by (used for) investing activities	1,065	(406)	668	1,298

Cash flows before financing activities	2,947	1,483	3,291	3,388

Cash flows from financing activities:
Increase (decrease) in debt	(198)	108	(1,667)	(324)
Treasury stock transactions	9	(725)	(18)	(1,761)
Dividends paid	—	—	(460)	(504)

Net cash used for financing activities	(189)	(617)	(2,145)	(2,589)

Net cash provided by continuing operations	2,758	866	1,146	799
Effect of change in consolidations on cash positions	—	—	117	—
Effect of changes in exchange rates on cash positions	(70)	69	(45)	160
Net cash provided by (used for ) discontinued operations	51	14	59	(15)
Cash and cash equivalents at beginning of period	1,610	4,344	3,072	4,349

Cash and cash equivalents at end of period	4,349	5,293	4,349	5,293

*	For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Consolidated statement of changes in stockholders’ equity
all amounts in millions of euros

										January to December 2005

				Accumulated other comprehensive income (loss)					Treasury shares at cost
					Unrealized		Changes
					gain (loss)		in fair
		Capital			on	Additional	value of		To hedge	To cover	Total
		in excess		Currency	available-	minimum	cash		share-based	capital	stock-
	Common	of par	Retained	translation	for-sale	pension	flow		compen-	reduction	holders’
	stock	value	earnings	differences	securities	liability	hedges	Total	sation plans	program	equity
Balance as of December 31, 2004	263	97	19,346	(3,407)	174	(429)	55	(3,607)	(1,239)		14,860
Net income			2,868								2,868
Net current period change				1,186	43	(116)	(64)	1,049			1,049
Reclassifications into income				335	(227)		(20)	88			88

Total comprehensive income (loss), net of tax			2,868	1,521	(184)	(116)	(84)	1,137			4,005
Dividend paid			(504)								(504)
Purchase of treasury stock									(250)	(1,586)	(1,836)
Re-issuance of treasury stock		(85)							156		71
Share-based compensation plans		70									70

Balance as of December 31, 2005	263	82	21,710	(1,886)	(10)	(545)	(29)	(2,470)	(1,333)	(1,586)	16,666

Product sectors
all amounts in millions of euros unless otherwise stated
restated for the intended sale of the MDS business
Sales and income from operations

	4th quarter
	2004			2005
	Sales		Income (loss) from	Sales		Income (loss) from
		operations			operations
		amount	as a % of		amount	as a % of
			sales			sales
Medical Systems	1,790	(353)	(19.7)	2,029	267	13.2
DAP	745	156	20.9	787	167	21.2
Consumer Electronics	3,340	270	8.1	3,469	234	6.7
Lighting	1,265	151	11.9	1,346	157	11.7
Semiconductors	1,123	48	4.3	1,327	176	13.3
Other Activities	685	(89)	(13.0)	560	24	4.3
Unallocated		(168)			(54)

Total	8,948	15	0.2	9,518	971	10.2

	January to December
	2004			2005
	Sales		Income (loss) from	Sales		Income (loss) from
		operations		operations
		amount	as a % of		amount	as a % of
			sales			sales
Medical Systems	5,884	35	0.6	6,343	679	10.7
DAP	2,044	332	16.2	2,194	358	16.3
Consumer Electronics	9,919	370	3.7	10,422	506	4.9
Lighting	4,526	593	13.1	4,775	556	11.6
Semiconductors	4,491	430	9.6	4,620	307	6.6
Other Activities	2,482	366	14.7	2,041	(156)	(7.6)
Unallocated		(540)			(471)

Total	29,346	1,586	5.4	30,395	1,779	5.9

Product sectors and main countries
all amounts in millions of euros
restated for the intended sale of the MDS business
Sales and total assets

	Sales		Total assets
	January to December		December 31,
	2004	2005	2004	2005
Medical Systems	5,884	6,343	4,675	5,511
DAP	2,044	2,194	816	896
Consumer Electronics	9,919	10,422	2,396	2,665
Lighting	4,526	4,775	2,413	3,643
Semiconductors	4,491	4,620	3,859	3,724
Other Activities	2,482	2,041	6,944	6,950
Unallocated			9,283	10,231

Total	29,346	30,395	30,386	33,620
Discontinued operations			337	241

Total			30,723	33,861
Sales and long-lived assets

	Sales		Long-lived assets *
	January to December		December 31,
	2004	2005	2004	2005
Netherlands	1,200	1,060	1,495	1,495
United States	6,959	7,432	2,906	4,263
Germany	2,268	2,239	572	542
France	1,949	1,814	191	170
United Kingdom	1,237	1,176	186	150
China	2,608	3,009	355	340
Other countries	13,125	13,665	1,971	1,980

Total	29,346	30,395	7,676	8,940

*	Includes property, plant and equipment and intangible assets

Pension costs
all amounts in millions of euros unless otherwise stated
restated for the intended sale of the MDS business
Net periodic pension costs of defined-benefit plans

	4th quarter 2005		January-Dec. 2005
	Netherlands	Other	Netherlands	Other
Service cost	54	35	211	132
Interest cost on the projected benefit obligation	139	105	557	392
Expected return on plan assets	(187)	(95)	(739)	(360)
Amortization of unrecognized transition obligation	—	—	—	1
Net actuarial (gain) loss recognized	(7)	11	(28)	44
Amortization of prior service cost	(14)	8	(57)	27
Settlement loss	—	1	—	12
Other	(6)	(4)	(4)	(1)

Net periodic cost (income)	(21)	61	(60)	247
The net periodic pension costs in the fourth quarter of 2005 amounted to EUR 61 million, of which EUR 40 million for defined-benefit plans (the Netherlands income of EUR 21 million, other countries cost of EUR 61 million) and EUR 21 million related to defined-contribution plans outside the Netherlands.
Net periodic costs of postretirement benefits other than pensions

	4th quarter 2005		January-Dec. 2005
	Netherlands	Other	Netherlands	Other
Service cost	4	—	16	3
Interest cost on the accumulated postretirement benefit obligation	4	6	17	23
Amortization of unrecognized transition obligation	1	2	3	6
Net actuarial loss recognized	1	1	6	1
Curtailment gain	(187)	—	(187)	—

Net periodic cost (income)	(177)	9	(145)	33

Consolidated statements of income in accordance with IFRS
all amounts in millions of euros unless otherwise stated
restated for the intended sale of the MDS business

	4th quarter		January to December
	2004	2005	2004	2005
Sales	8,948	9,518	29,346	30,395
Cost of sales	(5,974)	(6,493)	(19,516)	(20,631)

Gross margin	2,974	3,025	9,830	9,764

Selling expenses	(1,365)	(1,385)	(4,558)	(4,738)
General and administrative expenses	(334)	(230)	(1,417)	(1,264)
Research and development expenses	(556)	(668)	(2,326)	(2,337)
Impairment of goodwill	(575)	—	(591)	—
Other business income (expense)	(73)	249	726	451

Income from operations	71	991	1,664	1,876

Financial income and expenses	235	28	34	113

Income before taxes	306	1,019	1,698	1,989

Income tax expense	(114)	(539)	(354)	(615)

Income after taxes	192	480	1,344	1,374

Results relating to unconsolidated companies, including a year-to-date net dilution gain of EUR 190 million (2004: EUR 314 million)	182	315	1,456	2,205

Minority interests	(5)	(3)	(53)	(31)

Income from continuing operations	369	792	2,747	3,548

Discontinued operations	4	(139)	36	(174)

Net income	373	653	2,783	3,374

Income from operations as a % of sales	0.8	10.4	5.7	6.2

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands)
• basic			1,280,251	1,249,956
• diluted			1,283,716	1,253,330

Net income per common share in euros:
• basic	0.29	0.54	2.17	2.70
• diluted	0.28	0.54	2.16	2.70

Consolidated balance sheets and additional ratios in accordance with IFRS all amounts in millions of euros unless otherwise stated
restated for the intended sale of the MDS business

	December	December
	31, 2004	31, 2005
Current assets:
Cash and cash equivalents	4,349	5,293
Receivables	4,412	5,155
Assets of discontinued operations	370	190
Inventories	3,140	3,480
Other current assets	880	455

Total current assets	13,151	14,573

Non-current assets:
Investments in unconsolidated companies	5,441	5,520
Other non-current financial assets	876	673
Non-current receivables	227	213
Other non-current assets	107	126
Deferred tax assets	2,015	2,047
Property, plant and equipment	4,902	4,912
Intangible assets excluding goodwill	2,289	3,175
Goodwill	1,463	2,304

Total assets	30,471	33,543

Current liabilities:
Accounts and notes payable	3,346	3,856
Liabilities of discontinued operations	188	143
Accrued liabilities	3,206	3,595
Short-term provisions	727	842
Other current liabilities	618	708
Short-term debt	962	1,168

Total current liabilities	9,047	10,312

Non-current liabilities:
Long-term debt	3,583	3,339
Long-term provisions	2,162	1,817
Deferred tax liabilities	323	309
Other non-current liabilities	832	1,094

Total liabilities	15,947	16,871

Minority interests	285	353
Stockholders’ equity	14,239	16,319

Total liabilities and equity	30,471	33,543

Number of common shares outstanding (after deduction of treasury stock) at the end of period (in thousands)	1,281,527	1,201,358

Ratios

Stockholders’ equity per common share in euros	11.11	13.58

Inventories as a % of sales	10.7	11.4

Net debt : group equity	1:99	(5):105

Employees at end of period of which discontinued operations 2,536 end 2004 and 1,780 end 2005	161,586	159,226

Reconciliation from US GAAP to IFRS
all amounts in millions of euros unless otherwise stated
restated for the intended sale of the MDS business
Reconciliation of net income from US GAAP to IFRS

	4th quarter		January to December
	2004	2005	2004	2005
Net income as per the consolidated statements of income on a US GAAP basis	498	332	2,836	2,868
Adjustments to IFRS:
Capitalized product development expenses	192	179	617	697
Amortization of product development assets	(110)	(167)	(412)	(467)
Pensions and other postretirement benefits	(37)	31	(150)	(114)
Financial income/expenses	(182)	5	(182)	5
Unconsolidated companies	(16)	386	34	525
Deferred income tax effects	14	(8)	4	(29)
Discontinued operations	5	(100)	15	(91)
Other differences in income	9	(5)	21	(20)

Net income in accordance with IFRS	373	653	2,783	3,374
Reconciliation of stockholders’ equity from US GAAP to IFRS

	December 31,
	2004	2005
Stockholders’ equity as per the consolidated balance sheets on a US GAAP basis	14,860	16,666
Adjustments to IFRS:
Product development expenses	1,409	1,668
Pensions and other postretirement benefits	(1,701)	(1,749)
Goodwill amortization (until January 1, 2004)	(355)	(404)
Goodwill capitalization (acquisition-related)	—	(40)
Acquisition-related intangibles	—	294
Assets from discontinued operations	33	(51)
Unconsolidated companies	(230)	(178)
Recognized results on sale-and-leaseback transactions	102	80
Deferred income tax effects	123	57
Other differences in equity	(2)	(24)

Stockholders’ equity in accordance with IFRS	14,239	16,319

Reconciliation of non-US GAAP performance measures
all amounts in millions of euros unless otherwise stated
restated for the intended sale of the MDS business
Certain non-US GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable US GAAP performance measure is made.
Sales growth composition (in %)

	January to December
	Comparable	Currency	Consolidation	Nominal
	growth	effects	changes	growth
2005 versus 2004
Medical Systems	6.7	0.5	0.6	7.8
DAP	5.9	1.5	—	7.4
Consumer Electronics	4.7	1.6	(1.2)	5.1
Lighting	4.0	1.1	0.4	5.5
Semiconductors	0.0	0.3	2.6	2.9
Other Activities	(5.2)	0.2	(12.8)	(17.8)

Philips Group	3.6	1.0	(1.0)	3.6
Composition of net debt and group equity

	December 31,
	2004	2005
Long-term debt	3,552	3,320
Short-term debt	961	1,167

Total debt	4,513	4,487
Cash and cash equivalents	(4,349)	(5,293)

Net debt (total debt less cash and cash equivalents)	164	(806)

Minority interests	283	332
Stockholders’ equity	14,860	16,666

Group equity	15,143	16,998
Net debt and group equity	15,307	16,192

Net debt divided by net debt and group equity (in %)	1	(5)
Group equity divided by net debt and group equity (in %)	99	105

Reconciliation of non-US GAAP performance measures (continued)
all amounts in millions of euros unless otherwise stated
restated for the intended sale of the MDS business
Net operating capital to total assets

	Philips	Medical		Consumer		Semi-	Other
	Group	Systems	DAP	Electronics	Lighting	conductors	Activities	Unallocated
December 31, 2005
Net operating capital (NOC)	8,043	3,400	370	(296)	2,491	2,363	272	(557)
Eliminate liabilities comprised in NOC:
- payables/liabilities	9,308	1,712	456	2,540	956	828	1,017	1,799
- intercompany accounts	—	34	13	64	42	19	(100)	(72)
- provisions1)	2,600	299	57	335	134	215	582	978
Include assets not comprised in NOC:
- investments in unconsolidated comp.	5,698	66	—	22	20	299	5,179	112
- other non-current financial assets	673							673
- deferred tax assets	2,005							2,005
- liquid assets	5,293							5,293

Total assets	33,620	5,511	896	2,665	3,643	3,724	6,950	10,231
Discontinued operations	241

Total	33,861

1) provisions on balance sheet EUR 2,925 million excluding deferred tax liabilities of EUR 325 million

December 31, 2004
Net operating capital (NOC)	7,043	2,862	393	(161)	1,493	2,520	117	(181)
Eliminate liabilities comprised in NOC:
- payables/liabilities	7,982	1,492	353	2,162	710	809	1,109	1,347
- intercompany accounts	—	35	10	62	26	—	(104)	(29)
- provisions2)	2,669	240	60	314	138	224	619	1,074
Include assets not comprised in NOC:
- investments in unconsolidated comp.	5,670	46	—	19	46	306	5,203	50
- other non-current financial assets	876							876
- deferred tax assets	1,797							1,797
- liquid assets	4,349							4,349

Total assets	30,386	4,675	816	2,396	2,413	3,859	6,944	9,283
Discontinued operations	337

Total	30,723

2)	provisions on balance sheet EUR 2,897 million excluding deferred tax liabilities of EUR 228 million Composition of cash flows before financing activities

	4th quarter		January to December
	2004	2005	2004	2005
Cash flows from operating activities	1,882	1,889	2,623	2,090
Cash flows from investing activities	1,065	(406)	668	1,298
Cash flows before financing activities	2,947	1,483	3,291	3,388

Philips quarterly statistics
all amounts in millions of euros unless otherwise stated; percentage increases always in relation to the corresponding period of previous year restated for the intended sale of the MDS business

	2004				2005
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter
Sales	6,366	7,023	7,009	8,948	6,492	6,927	7,458	9,518
% increase	1	12	4	3	2	(1)	6	6

Income from operations	212	347	1,012	15	207	158	443	971
as a % of sales	3.3	4.9	14.4	0.2	3.2	2.3	5.9	10.2

Net income	550	616	1,172	498	117	983	1,436	332
per common share in euros	0.43	0.48	0.92	0.39	0.09	0.78	1.14	0.28

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December
Sales	6,366	13,389	20,398	29,346	6,492	13,419	20,877	30,395
% increase	1	7	6	5	2	0	2	4

Income from operations	212	559	1,571	1,586	207	365	808	1,779
as a % of sales	3.3	4.2	7.7	5.4	3.2	2.7	3.9	5.9

Net income	550	1,166	2,338	2,836	117	1,100	2,536	2,868
as a % of stockholders’ equity (ROE)	18.5	19.0	24.5	20.3	3.7	16.3	23.7	18.3
per common share in euros	0.43	0.91	1.83	2.22	0.09	0.87	2.01	2.29

	period ending 2004				period ending 2005
Inventories as a % of sales	12.3	12.7	13.6	10.7	12.0	13.4	13.3	11.4

Net debt : group equity ratio	18:82	21:79	17:83	1:99	8:92	8:92	0:100	(5):105

Total employees (in thousands)	165	166	167	162	161	160	161	159
of which discontinued operations	2	3	3	3	2	2	2	2
Information also available on Internet, address: www.investor.philips.com
Printed in the Netherlands

Philips and Toppoly to form leading mobile display company
Thursday, November 10, 2005
Company to offer competitive customer solutions by combining technology capabilities, Intellectual Property, production resources and customer outreach
Amsterdam, The Netherlands, Chu-Nan,Taiwan — Royal Philips Electronics (NYSE: PHG, AEX: PHI) of The Netherlands and Toppoly Optoelectronics Corporation of Taiwan today announced they have signed a binding letter of intent to join forces in mobile displays by merging Philips’ Mobile Display Systems (MDS) business unit with Toppoly to create a leader in mobile display technology. The company will be named “TPO”. Upon completion of the transaction, TPO’ s principal shareholders will be Compal Electronics Inc. (of Taiwan): 25.1%, Philips: 17.5%, and UniPresident Enterprises Corp. (of Taiwan) with 3.5%.
TPO aims to be one of the world’s leading solution providers in the mobile display industry by combining Philips’ and Toppoly’s respective strengths and resources. The deal will result in an innovative and highly competitive entity in mobile displays, offering an extensive product and technology portfolio.
Toppoly has state-of-the-art production facilities with substantial production capacity in Taiwan and China for advanced mobile display technologies, such as low temperature polysilicon (LTPS) and active matrix organic light emitting diodes (AMOLED). The company, which successfully pioneered LTPS, has a high performance product portfolio, fast time to market and an extensive customer base of diversified applications.
Philips will contribute its substantial intellectual property portfolio and its advanced technology in cooperation with Philips Research, as well as its long-term relationships with a wide, global customer base and a successful track record in product quality.
“Through this merger, we will create a global industry leader that is innovative and provides sustainable competitive advantages for the long term. By teaming up with MDS, we’re strengthening our capabilities to providing the best service to our customers worldwide,” said Ray Chen, the President and CEO of Compal Electronics Inc. and Chairman of Toppoly Optoelectronics Corp.
“Toppoly has successfully pioneered LTPS technology in the flat panel industry and continuously developed next generation display technology to capture the increasingly challenging market. By combining our respective strengths, we will create leadership in the mobile display market”, said Mr Harrie Brunklaus, Senior Vice President of Philips and CEO of Philips Corporate Investments.
The transaction will be conditional upon regulatory approvals, and is expected to be completed in the first half of 2006
For further information, please contact:
Jeannet Harpe
Philips Corporate Communications
Tel +31 20 59 77 199
email jeannet.harpe@philips.com

Wilma Wei
Toppoly Optoelectronics Corp.
Tel 886 37 586 393
email IR@toppoly.com
About Toppoly
Established on 24 December 1999, Toppoly Optoelectronics Corp is the first flat panel display volume manufacturer dedicated in LTPS technology in Taiwan. With years operation, Toppoly has been successfully building its market reputation in small & medium size panel products, including digital still camera, mobile phone, PDA, automotive, & notebook. . Information on Toppoly and its products can be obtained at www.toppoly.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,100 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips to merge its MDS business unit with Toppoly
Thursday, November 10, 2005
Amsterdam, The Netherlands, Chu-Nan,Taiwan — Today Royal Philips Electronics (NYSE: PHG, AEX: PHI) of The Netherlands and Toppoly Optoelectronics Corporation of Taiwan announced that they have signed a binding letter of intent to join forces by merging Philips’ Mobile Display Systems (MDS) business unit with Toppoly to create a leader in mobile display technology. The company will be named “TPO”. Upon completion of the transaction, TPO’s principal shareholders will be Compal Electronics Inc. (of Taiwan): 25.1%, Philips: 17.5%, and UniPresident Enterprises Corp. (of Taiwan) with 3.5%.
As a result of this transaction Philips will take a charge of approximately EUR 70 million in fourth quarter 2005, based on current exchange rates and Toppoly share price. Additionally, in accordance with accounting principles, Philips will deconsolidate the MDS business and separately report the results in the 2005 financial statements.
The transaction, pending regulatory approvals, is expected to be completed in the first half of 2006. The participation in TPO will be reported as a non-current financial asset.
For further information, please also refer to the joint press release, issued November 10, or contact:
Jeannet Harpe
Philips Corporate Communications
Tel +31 20 59 77 199
email jeannet.harpe@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,100 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips opens global R&D center in Shanghai to develop ultra low cost mobiles
Friday, November 11, 2005
Sub $20 GSM Handsets Seeks to Narrow Divide between China’s Urban & Rural
SHANGHAI, CHINA — Royal Philips Electronics (NYSE: PHG, AEX: PHI) on the occasion of the Board of Management’s 3rd visit to China in the past 3 years, today announced the opening of the ULC Design Center in Shanghai as a further step in the execution of its China growth strategy. This new global R&D center will be focused on enabling handset manufacturers to develop ultra low-cost (ULC) phones with Nexperia™ Cellular System Solutions for emerging markets. The decision is part of an overall initiative to address the growing consumer demand for low-cost mobile communications in China, India, Africa, South America and Eastern Europe to drive down total handset costs below $15 by 2008.
This ULC Design Center will drive Philips ultra-low cost activities in China, working closely with its existing European design facilities and the Bangalore-based Innovation Campus to contribute towards dramatically reducing costs and bringing handsets to the consumer, manufactured at sub-$20. This initiative responds to growing consumer spending in rural China, and plans to offer them affordable access to mobile telephony in order to bridge the digital divide.
“According to studies by the World Bank, 77 percent of the world’s population lives within range of a mobile phone network, but only 25 percent of us subscribe to a mobile phone service,” said Gerard Kleisterlee, President and CEO, Royal Philips Electronics. “By offering mobile manufacturers an ultra low-cost Nexperia Cellular System Solution, we are bringing affordable access to wireless communications for an untapped global consumer base of 3.3 billion people in key markets such as rural China.”
The first commercially available ultra low-cost handsets based on the Nexperia™ Cellular System Solution will offer voice, SMS and basic multimedia capability, with a black and white screen, providing the basic functionality and low cost desired by new subscribers in emerging mobile phone markets.
“As there are no subsidized mobile phones in China, handset manufacturers must provide consumers with mobile phones they can actually afford. By bringing to market a sub-$5 Nexperia Cellular System Solution, Philips is enabling its customers to dramatically reduce costs and bring sub-$20 handsets to the consumer,” stated Tony Lear, Senior Vice President and General Manager, Philips Semiconductors China. “Philips is pleased to give consumers in emerging markets such as rural China the ability to connect to each other as well as to entertainment, information and services while on the move via an ultra low cost handset designed around their needs.”
Nexperia is a trademark of Koninklijke Philips Electronics N.V.
Christina Zhang
China Corporate Communications
Tel +86 10 6517 2288 ext. 3080
email christina.th.zhang@philips.com
Terry Chiang

Asia Pacific Semiconductors Communications
Tel +886 2 3789 2821
email terry.chiang@philips.com
Sajin Varghese
Global Corporate Communications
Tel +31 65 16 33 308
email Sajin.varghese@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,100 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Schering and Philips team up in new field of optical imaging for the prevention and treatment of breast cancer
Monday, November 28, 2005
Partners collaborate to develop contrast agents and medical equipment for the emerging optical imaging market
First development project — focused on mammography — in Phase I clinical trials
Amsterdam, The Netherlands and Berlin, Germany — Royal Philips Electronics (NYSE: PHG, AEX: PHI) and Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today the formation of an alliance to research, develop and commercialize medical equipment and associated contrast agents for optical imaging. As part of their collaboration, the companies will have the option to expand the alliance to cover other imaging technologies and contrast agents, where synergies between the partners are expected, and will also explore the emerging field of molecular imaging. Philips and Schering have agreed to split equally all research and development costs as well as all future revenues from the contrast agents, medical equipment and related services related to this alliance. Financial details of the alliance were not disclosed.
Optical imaging is an emerging imaging technology with the potential to offer new approaches in the prevention and treatment of breast cancer as well as other diseases. Optical imaging uses lasers to illuminate superficial tissue — such as breast tissue. By combining this technology with an optical dye, tumors might be targeted more precisely. Due to its high resolution and sensitivity, optical imaging is expected to offer breast cancer patients a less aggressive, more patient-friendly follow-up examination. Today, such patients may need to undergo the invasive procedure of a biopsy in cases where traditional exams produce inconclusive results.
“We are very excited to team up with a leader in the contrast agent industry. Schering has strong capabilities in pharmaceutical R&D, and is clearly out in front in the new field of contrast agents for optical imaging. We also believe this collaboration builds on Philips’ patient focus of coming out with advanced, patient-friendly approaches to preventing and treating serious diseases like breast cancer,” explained Jouko Karvinen, CEO of Philips Medical Systems.
“Schering is highly committed to drive innovation in the field of optical imaging,” said Dr. Karin Dorrepaal, member of the executive board of Schering AG, responsible for Diagnostic Imaging. “We are looking forward to combining our expertise in the field of optical imaging agents with Philips’ strong capabilities in medical imaging and established track record in developing leading edge diagnostic imaging. This will create strong synergies to drive progress in areas of high unmet medical need such as the early and precise diagnosis of breast cancer.”
The alliance’s first development project will combine an optical dye called omocianine (SF-64) from Schering for the diagnosis of breast cancer, currently in Phase I trials, with an enhanced mammography device developed by Philips. The companies will also explore the emerging field of molecular imaging, looking at how to develop dyes that can potentially target breast tumors at the molecular level. Philips and Schering believe the alliance announced today will put them in a leading position in the emerging optical imaging market.

It is estimated that once products are commercialized, the market for optical imaging contrast agents and equipment will see average annual growth rates of over 20%.
According to health services company Imaginis Corporation, breast cancer is the second leading cause of cancer deaths in women today (after lung cancer). The World Health Organization estimates that more than 1.2 million people around the world will be diagnosed with breast cancer this year, with the number of deaths among women expected to exceed 40,000 in the United States alone. Death rates from breast cancer did decline significantly between 1992 and 1996, according to the American Cancer Society, and medical experts attribute the decline to earlier detection and more effective treatments.
For further information, please contact:
Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com
Oliver Renner
Schering AG Media Relations
Tel +49-30-468 12431
email oliver.renner@schering.de
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,100 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter
About Schering AG
Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips and NEC to form joint venture in business communications
Monday, November 28, 2005
Amsterdam, The Netherlands — Today Royal Philips Electronics (NYSE: PHG, AEX: PHI) of The Netherlands and NEC Corporation of Japan (NYSE:NIPNY) announced that they have signed a binding Memorandum of Understanding (MoU) to form a joint venture in enterprise communications, by NEC taking a majority share in Philips’ Business Communications unit (PBC). The new company will be named “NEC Philips Unified Solutions”. Upon completion of the transaction, NEC will hold 60% and Philips 40% of shares.
By combining NEC’s strong technology base and market position in Japan and North America, with Philips’ strong market presence in Europe, NEC Philips Unified Solutions will be able to strengthen its position in Europe in view of the fast technology changes in the modern telecom world.
The agreement involves all Philips Business Communications’ activities and businesses in EMEA (Europe, Middle-East and Africa), with a total workforce of approximately 900 people.
Philips and NEC have been cooperating closely since 2003 in a strategic partnership to jointly develop and deploy IP technology in enterprise communications. Since then both parties have leveraged their expertise to successfully address new opportunities in the IP communications market, further developing customer base and channels to market.
Kazuo Tsuzuki, Associate Senior Vice President of NEC’s Enterprise Solutions Operations stated: “This joint venture will strengthen NEC’s global position in the telecom market and we are expecting to grow sales of UNIVERGE solutions to the global customers on top of the continued sales of the Philips portfolio. It will support NEC’s growth ambition by using the strong market position of PBC in the European enterprise communications market. ”
Commenting on the agreement, Harrie Brunklaus, CEO of Philips Corporate Investments said: “The combined strengths of NEC and Philips will offer NEC Philips Unified Solutions unique opportunities in developing a powerful portfolio of solutions and services, extending market reach and share of the business communications market in Europe”.
The transaction will be conditional upon regulatory approvals and is expected to be completed in the second quarter of 2006.
For more information, please contact:
Jeannet Harpe
Philips Corporate Communications
Tel +31 20 59 77 199
email jeannet.harpe@philips.com
Chris Shimizu
NEC Europe Ltd
Tel +44 (0)20 8752 2794
email chris.shimizu@uk.neceur.com
About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,100 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter
About NEC Corporation
NEC Corporation (NASDAQ: NIPNY) (FTSE: 6701q.l) is one of the world’s leading providers of Internet, broadband network and enterprise business solutions dedicated to meeting the specialized needs of its diverse and global base of customers. Ranked as one of the world’s top patent-producing companies, NEC delivers tailored solutions in the key fields of computer, networking and electron devices, by integrating its technical strengths in IT and Networks, and by providing advanced semiconductor solutions through NEC Electronics Corporation. The NEC Group employs more than 140,000 people worldwide and had net sales of 4,855 billion yen (approx. $45 billion) in the fiscal year ended March 2005. For additional information, please visit the NEC home page at: www.nec.com.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips completes acquisition of Agilent’s stake in Lumileds
Tuesday, November 29, 2005
Amsterdam, The Netherlands — Royal Philips Electronics (NYSE: PHG, AEX: PHI) announced today that the transaction to acquire the shares of Agilent LED International in Lumileds Lighting International B.V. for approximately US$ 950 million, which was announced on August 15, 2005, has been completed, meaning that the shares of Agilent LED International in Lumileds Lighting International B.V. have been transferred to Philips Lumileds Holding B.V.
As a result of the transaction, Lumileds will be financially consolidated with immediate effect.
For further information, please contact:
Jeannet Harpe
Philips Corporate Communications
Tel +31 20 59 77 199
email jeannet.harpe@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,100 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips updates market on its Domestic Appliances and Personal Care (DAP) and its Lighting businesses
Wednesday, December 07, 2005
Amsterdam, The Netherlands, In a meeting with investors and financial analysts today, Royal Philips Electronics (AEX: PHI, NYSE: PHG) will discuss how the company’s Domestic Appliances and Personal Care (DAP) and Lighting businesses are expected to build on their ongoing solid contribution to profitable growth and value creation at Philips.
DAP on track to becoming a significantly larger business
“Over the next five years, we expect DAP to become a substantially bigger and more valuable division at Philips, with a long-term average annual organic growth rate of roughly 7%,” Mr. Andrea Ragnetti, CEO of Philips Domestic Appliances and Personal Care, said. “Contributing to this growth is our ongoing expansion into emerging markets as well as innovative products, like the PerfectDraft home beer tap and the Senseo coffeemaker. We also anticipate that future activities in the consumer health & wellness market will add to growth,” Mr. Ragnetti explained.
At the meeting, Philips will reiterate the company is on track to maintaining a target margin on income from operations of 15 to 16%. Ongoing investments in R&D, strategic partnerships, plus innovative marketing concepts — such as the recently announced partnership deal to become Male Shaving Partner of the WilliamsF1 (Formula One) team in 2006 — are all contributing to solid profitability in this business.
Lighting building on global leadership position to shape future of industry
Lighting will also continue to fuel profitable growth at Philips for the foreseeable future. “We’ll continue to build on our number one position in the global lighting market by boosting our presence in emerging markets and shaping the future direction of the industry through our innovations in LCD backlighting and presence in solid state lighting,” Mr. Theo van Deursen, CEO of Philips Lighting explained.
With the completion of the acquisition of Agilent’s stake in Lumileds, Philips will focus on growing the Lumileds business and developing wider applications for high-power LED lighting. The company will also aim to exploit the untapped environmental potential of new lighting technologies - such as the recently launched CosmoPolis white light system for outdoor lighting, which is more energy efficient than traditional products and provides for greater safety on roads.
Overview of 2005/2006 accounting matters
The Analyst Day meeting will conclude with an overview by Gerard Ruizendaal, Philips’ Group Controller, of specific accounting matters in 2005/2006 and their impact on Philips. These include a further insight into “Other Activities”, the impact of changes in the accounting treatment of Philips’ holding in Taiwan Semiconductor Manufacturing Corporation (TSMC), and an explanation of the European Union Directive on Waste Electrical and Electronic Equipment (WEEE), which went into effect on August 13
Jayson Otke

Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,100 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Philips lowers its stake in LG.PHILIPS LCD
Wednesday, December 14, 2005
Amsterdam, The Netherlands — Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced it has sold approximately 18 million shares of common stock in LG.Philips LCD Co., Ltd. (“LPL”) (NYSE: LPL, KRX: 034220). The transaction, which closed today, will provide Philips with gross proceeds of approximately EUR 615 million, and will result in a non-taxable gain of approximately EUR 210 million in the fourth quarter of 2005.
As a result of this transaction, Philips will hold approximately 117.6 million shares in LPL, resulting in a lowering of Philips’ holding in LPL from 37.9 to 32.9 percent.
For further information, please contact:
Jeannet Harpe
Philips Corporate Communications
Tel +31 20 59 77 199
email jeannet.harpe@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,500 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips announces planned top management changes
Thursday, December 15, 2005
Amsterdam, The Netherlands — Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced that Philips’ Supervisory Board has decided to propose to the General Meeting of Shareholders on March 30, 2006, to appoint the current heads of the company’s five product divisions as members of Philips’ Board of Management, effective April 1, 2006.
Philips’ five product divisions are headed by:
•	Mr. Jouko Karvinen (b. 1957, Finnish), CEO Philips Medical Systems

•	Mr. Andrea Ragnetti (b. 1960, Italian), CEO Philips Domestic Appliances and Personal Care, and Chief Marketing Officer, Royal Philips Electronics

•	Mr. Rudy Provoost (b. 1959, Belgian), CEO Philips Consumer Electronics

•	Mr. Theo van Deursen (b. 1946, Dutch), CEO Philips Lighting

•	Mr. Frans van Houten (b. 1960, Dutch), CEO Philips Semiconductors
In commenting on these appointments, Gerard Kleisterlee, President and CEO of Royal Electronics, said, “The current board members and I believe it’s important we extend our circle to include the heads of the company’s five product divisions, as these colleagues play a crucial role in driving profitable growth at Philips. We look forward to working together with them as a team to meet the long-term strategic goals we’ve set for the company.”
Philips also announced that, as planned, Ad Huijser will retire from Philips’ Board of Management, effective April 1, 2006. Mr. Huijser combined his membership of the board with the role of Chief Technology Officer.
“Ad Huijser has made a significant contribution to Philips during his 35-year career with the company — in particular overseeing the company’s research activities that form the cornerstone of the advanced technologies we bring to market. We’ll miss his contribution on the board, and wish him all the best for his retirement,” Mr. Kleisterlee added.
In his role of Chief Technology Officer, Mr. Huijser will be succeeded by Rick Harwig (b. 1949, Dutch), currently CEO of Philips Research. The appointment will take effect as of April 1, 2006. In his new capacity, Mr. Harwig will also be a member of the Group Management Committee.
Upon the retirement of Mr. Huijser and upon receiving shareholder approval for the new board appointments, there will be a total of eight members on Philips’ Board of Management.
Below is an overview of the current and new composition of Philips’ Board of Management and Group Management Committee:

Current	From April 1, 2006
Board of Management	Board of Management
Gerard Kleisterlee, President & CEO	Gerard Kleisterlee, President & CEO

Current	From April 1, 2006
Pierre-Jean Sivignon, CFO	Pierre-Jean Sivignon, CFO
Gottfried Dutine	Gottfried Dutine
Ad Huijser (Technology)	Jouko Karvinen
Andrea Ragnetti
Rudy Provoost
Theo van Deursen
Frans van Houten

Group Management Committee	Group Management Committee
The members of the Board of Management	The members of the Board of Management
plus:	plus:
Jouko Karvinen	Arie Westerlaken (Legal)
Andrea Ragnetti	Tjerk Hooghiemstra (HR)
Rudy Provoost	Daniel Hartert (IT)
Theo van Deursen	Barbara Kux (Procurement)
Frans van Houten	Rick Harwig (Technology)
Arie Westerlaken (Legal)
Tjerk Hooghiemstra (HR)
Daniel Hartert (IT)
Barbara Kux (Procurement)
For further information, please contact:
Gerd Götz
Philips Corporate Communications
Tel +31 20 59 77 213
email gerd.goetz@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,100 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips to place its semiconductor business in a separate legal structure
Thursday, December 15, 2005
Amsterdam, The Netherlands — Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced it will start the process to create a separate legal structure for its Semiconductors business, giving Philips flexibility to pursue strategic options for further strengthening the longer-term performance of these activities.
In early 2005 Philips introduced a Business Renewal program to improve the Semiconductor division’s competitiveness and bring profitability through the cycle to between 5 and 15%, as well as to increase market share in the Semiconductors division’s four core businesses of Mobile & Personal, Home, Automotive & identification, and Multi Market Semiconductors.
“While we are pleased with the progress of the Business Renewal Program, we see opportunities to further strengthen the activities and maximize shareholder value, with the step we announced today, in an industry where scale matters,” Gerard Kleisterlee, President and CEO of Royal Philips Electronics, stated.
“This move will lead to increased flexibility for our Semiconductor business to invest, grow and build scale in the competitive semiconductor market, while continuing to leverage the strengths of Philips overall. This is good news for our customers and employees, “ said Frans van Houten, CEO of Philips Semiconductors
For further information, please contact:
Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,100 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips writes off its book value for LG.Philips Displays
Wednesday, December 21, 2005
One time non-cash impairment charges amount to approximately EUR 418 million and cash charge to EUR 42 million
Amsterdam, the Netherlands — The success of flat displays has increased the pressure on demand and prices for Cathode Ray Tubes (CRT). As a consequence, LG.Philips Displays (LPD), the CRT business-joint venture between Royal Philips Electronics (NYSE: PHG, AEX: PHI) and LG Electronics, announced today impairment charges, which it will book in the fourth quarter of 2005.
Philips has reviewed the consequences of the announced impairment for the valuation of its interests in LPD and will write off the remaining book value of approximately EUR 128 million of the investment. Philips will also pass through its income statement an accumulated negative difference in currency translation of approximately EUR 290 million related to its investment in LPD, which will have no impact on Philips equity. Both impairment charges together amount to EUR 418 million and are of a non-cash nature.
In addition Philips will take a cash charge of approximately EUR 42 million associated with the existing guarantee provided to LPDs banks.
All amounts above will be reported under “results related to unconsolidated companies”. Future results in LPDs financial statements will not negatively impact Philips equity, as Philips will not inject further capital in LPD.
Philips will continue to be a key customer of LPD for its CRT requirements.
For further information, please contact:
Jeannet Harpe
Philips Corporate Communications
Tel +31 20 59 77 199
email jeannet.harpe@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,100 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips announces internal transfer of TSMC shares
Wednesday, December 28, 2005
Amsterdam, the Netherlands — Royal Philips Electronics (NYSE: PHG, AEX: PHI) announced today that it has acquired from its fully owned subsidiary Philips Electronics Industries (Taiwan) Ltd (PEI) approximately 1,928 million shares of Taiwan Semiconductor Manufacturing Company Ltd (TSMC). As a result PEI will no longer hold shares in TSMC and Philips is the sole holder of shares in TSMC held within the Philips Group.
This transaction advanced the payment of approximately EUR 240 million tax which otherwise would have been due at the moment the shares would be sold to a third party. The transaction will facilitate any future disposals by Philips. In the last offering of TSMC Philips agreed to a lock-up until December 31, 2006.
For further information, please contact:
Gerd Götz
Philips Corporate Communications
Tel +31 20 59 77 217
email gerd.goetz@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,100 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips transfers ownership of optical pick-up unit to Arima Devices
Monday, January 09, 2006
Amsterdam, The Netherlands and Taipei, Taiwan — Royal Philips Electronics (NYSE: PHG, AEX: PHI) and Arima Devices, an affiliated company of Arima Computer Corp. (TSE: Arima-2381) announced today they signed a share purchase agreement to transfer Philips’ optical pick-up (OPU) business unit to Arima Devices. Philips will take an approximate 14% share in Arima Devices at the completion of the deal. The OPU business unit produces optical pick up units for DVD recorders and PC DVD drives and is part of Philips Optical Storage. No financial details were disclosed.
The market for optical pick-up units for DVD recorders and PC DVD drives is maturing and economies of scale are needed to remain competitive. Through the transfer to Arima Devices, the OPU business unit will benefit from economies of scale. Arima Devices will benefit from acquired Philips’ technology and expertise in DVD recording and Blu-ray Disc, which includes all patents generated by the OPU business unit.
The OPU business unit employs approximately 740 people in Asia and 40 people in Europe. These employees will be transferred to Arima Devices upon completion of the deal, which is expected to close in Q1 2006.
For further information, please contact:
Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com
Ruth Liaw
Arima Devices Corporation
Tel +886 2 2749 5588
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,100 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips to acquire personal emergency response company Lifeline Systems, Inc.
Thursday, January 19, 2006
Acquisition of market leader in North America positions Philips to enter the home healthcare market
Amsterdam, The Netherlands and Framingham, Massachusetts — Royal Philips Electronics (NYSE:PHG, AEX:PHI) announced today that they have signed a definitive merger agreement with Lifeline Systems, Inc. (NASDAQ: LIFE) under which Philips will acquire Lifeline, a leader in personal emergency response services. Philips has agreed to acquire Lifeline for USD 47.75 per share or a total equity value of USD 750 million (equaling an aggregate value of USD 690 million net of USD 60 million cash and cash equivalents) in a transaction that has been unanimously approved by the Board of Directors of Lifeline. Completion of the transaction is subject to the terms and conditions of the merger agreement, which contains customary closing conditions and is subject to the approval of Lifeline’s shareholders.
“The acquisition of Lifeline is an important step on our roadmap for growth in healthcare,” says Gerard Kleisterlee, President and CEO of Royal Philips Electronics. “By targeting seniors and other people who want to continue living independently and exerting more control over their health and lifestyle,” he added, “we aim to become a global player in the evolving home healthcare market.”
The aging of the population provides strong underlying market growth for home healthcare solutions such as those offered by Lifeline. Today, seniors represent around 15% of the population in the developed world and are expected to almost double in size over the next 25 years. At the same time they are becoming increasingly active in managing their own health and wellness. Personal response services are already the largest category of home healthcare solutions purchased out-of-pocket by older adults and their caregivers. Still, penetration in the age group 65 years and older is just 2-3%, allowing for significant future growth.
Lifeline’s revenues in 2005 are expected to be approximately USD 150 million, representing a 15% increase over 2004. A large part of the revenues are recurring in nature. Lifeline’s operating margins in 2005 are expected to be approximately 15%. The company has a broad market presence in the United States and Canada. The company markets its services through a network of more than 2,500 hospitals and other healthcare providers and serves a subscriber base of nearly 470,000.
Lifeline’s twenty-four hours a day service gives independently minded seniors the confidence to maintain an active life at home, knowing if they suddenly need help, they can send an alert to a monitoring center that indicates that they need assistance. Two-way communication allows a caring and professionally trained operator — who has instant access to the pertinent health history and personal profile of the caller — to establish the nature of the problem. Appropriate action can then be taken, including notifying a neighbor or family member, or summoning emergency services.
“Our many years of understanding consumers and their needs have led us to identify ‘healthcare at home’ as a key sector for us,” stated Ivo Lurvink, CEO of Philips Consumer Health & Wellness. “Lifeline is a market-leader that offers us a platform for other home healthcare products and services. As such it complements our existing presence in telemedicine, showcased in Motiva, our advanced interactive healthcare system. We believe our brand, global presence, technology and innovation capabilities will accelerate the growth of the company and we’re very much looking forward to working with their experienced management team and talented employees.”
Lifeline President and CEO, Ron Feinstein said: “ Philips’ acquisition of Lifeline represents the next phase in the continued evolution and growth of our company. This combination of two industry leaders opens up numerous product and technology synergies, as well as growth opportunities designed to both further and broaden Lifeline’s founding mission of providing personal emergency response and support services to the at-risk elderly and their families to enhance their independence and quality of life.”
For further information, please contact:
Jeannet Harpe
Philips Corporate Communications
Tel +31 20 59 77 199
email jeannet.harpe@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,100 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter
About Lifeline
Established in 1974, Lifeline is the leading provider of personal response services and emergency call systems in the United States and Canada. As of September 30, 2005, the company expects to report, as per 31 December 2005, it supported nearly 470,000 subscribers from its response centers in Massachusetts, Ontario and Quebec. Lifeline also supplies emergency response equipment and services to owners and developers of independent and assisted living and continuing care retirement communities across North America. To people who live alone or in senior living communities, as well as their caregivers, the company provides reassurance and peace of mind with dedicated, well-trained people, advanced technology and a nationwide support structure designed to achieve service excellence. The company is committed to affording Lifeline subscribers and senior living residents the dignity, privacy and respect to which they are entitled. For more information about Lifeline Systems, visit: www.lifelinesys.com.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.